November 12, 2015

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Cheniere Energy, Inc.
Cheniere Energy Partners LP Holdings, LLC
Cheniere Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
Cheniere Energy Partners LP Holdings, LLC
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed October 30, 2015
File Nos. 1-16383, 1-36234 and 1-33366

Dear Mr. Thompson:

Set forth below are the responses of Cheniere Energy, Inc., a Delaware corporation (the “Company”), Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (“Holdings”) and Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2015, with respect to the Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 filed by each of the Company, Holdings and the Partnership (File Nos. 1-16383, 1-36234 and 1-33366, respectively) and to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed by Holdings (File No. 1-36234).

For your convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Cheniere Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Reports of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting, page 64

1.
We note the Report of Independent Registered Public Accounting Firm with regards to internal control over financial reporting refers to Cheniere Energy Inc. but does not also include a reference to the subsidiaries of the Company. We note this was also the case for the Reports included in the filings for Cheniere Energy Partners, L.P. and Cheniere Energy Partners LP Holdings, LLC. Please have your auditor explain to us whether their audits included the subsidiaries of each registrant and why their reports did not include a reference to the subsidiaries.

Response:

Our auditors have informed us that their audits of internal control over financial reporting (“ICOFR”) of the Company, Holdings and the Partnership included the subsidiaries of the three registrants. Our auditors also indicated that they typically do not include a reference to subsidiaries in their reports on ICOFR, in order to align with the wording used in Section 404(a) of the Sarbanes-Oxley Act, which requires management to make “an assessment, as of the end of the most recent fiscal year of the issuer, of the effectiveness of the internal control structure and procedures of the issuer for financial reporting” (emphasis added). In addition, our auditors indicated that the lack of reference to subsidiaries is consistent with the Section 302 certification that management must make (e.g., the lead in for paragraph 4 of the Section 302 certification states that, “The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have …” (emphasis added)). In both of the situations described above, “and subsidiaries” is not included after “issuer” or “registrant.” Lastly, our auditors stated that the lack of a reference to subsidiaries in their ICOFR report is consistent with the Example A-5 report in Auditing Standard No. 2. That example report is for a situation where the principal auditor refers in their ICOFR report to the report of other auditors as a basis, in part, for the principal auditor’s opinion. In that example report, the registrant is referred to as W Company, and other auditors have examined the effectiveness of internal control over financial reporting of B Company, which is a wholly-owned subsidiary of W Company. The opinion paragraph of that example report reads, in part, as follows: “… Also, in our opinion, based on our audit and the report of the other auditors, W Company maintained, in all material respects, effective internal control over financial reporting …” As noted in that example, “and subsidiary” or “and subsidiaries” is not included after “W Company” even though the consolidated entity includes at least one subsidiary, based on the stated facts. Auditing Standard No. 2 was eventually superseded by Auditing Standard No. 5, however the PCAOB decided not to bring forward into Auditing Standard No. 5 the various example reports for the scenarios that were present in Auditing Standard No. 2.

Cheniere Energy Partners LP Holdings, LLC

Form 10-Q for the Quarterly Period Ended September 30, 2015

Exhibits 31

2.
We note your Form 10-K for fiscal year ended December 31, 2014 contains management’s internal control report as required by Item 308(a) of Regulation S-K. As such, the certifications should include the introductory language in paragraph 4 and paragraph 4(b) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting in order to conform exactly to the certification requirements outlined in Item 601(b)(31)(i) of Regulation S-K. Please file an amendment to include currently dated and signed certifications that include the language required by Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that this comment also applies to Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015.

Response:

Holdings has filed amendments to its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015 to revise the certifications filed as Exhibits 31 in accordance with Item 601(b)(31)(i) of Regulation S-K and the Staff’s comment.

In connection with our response to the Staff's comments, we acknowledge that:

•	the Company, Holdings or the Partnership, as applicable, is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company, Holdings and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (713) 375-5282 with any questions regarding the foregoing.

Very truly yours,

Cheniere Energy, Inc.
By:	/s/ Michael J. Wortley
Michael J. Wortley
Senior Vice President and Chief Financial Officer

Cheniere Energy Partners LP Holdings, LLC
By:	/s/ Michael J. Wortley
Michael J. Wortley
Chief Financial Officer

Cheniere Energy Partners, L.P.
By:	Cheniere Energy Partners GP, LLC,
its general partner

By:	/s/ Michael J. Wortley
Michael J. Wortley
Senior Vice President and Chief Financial Officer